~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

VIA FAX:  202-772-9210

June 28, 2006

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention:  Terence O’Brien

Dear Sirs:

Re:

Registration Statement on Form SB-2 – Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Monday, July 3, 2006 at 3:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

PALOMINE MINING INC.

PER:  /s/ Barry Brown

BARRY BROWN

Director